



UpLyft™ Self-Transfer System
"Restoring Dignity to Getting Out of Bed"

UpLyft, Inc.	Version/Prototype 8.0	Craig Misrach - President & CEO (619)-846-6666

Problem

A critical need exists to safely and efficiently transfer physically impaired patients between beds, gurneys, and wheelchairs in private homes and institutions. As validated from the American with Disabilities 2010 US Census Bureau, over 3 million people in private homes in the US require assistance to get in and out of bed. Accidents, obesity, and age-related illnesses are the three primary causes of the need for mobility assistance. In institutions, muscular-skeletal injuries to caregivers have reached critical levels and new laws are being enacted to motivate new approaches to help solve this problem. Back injuries cost the healthcare industry $20 billion each year.

Solution

UpLyft™ replaces currently used slings, boards, lifting belts, and bedside "lift to stand" systems, and offers a "no outside physical force" solution to transferring patients between beds and wheelchairs. The electric UpLyft™ system features two sets of "finger panels" that wrap around the patient's thighs and torso in both the sitting and prone positions. Paired with a hoist, UpLyft™ moves the patient securely with minimum disruption. Dual controls can be operated by either patient or caregiver.

Product Demonstration (5 minutes): https://youtu.be/W4XkT24zzDY

CAD Design (10 seconds): https://www.dropbox.com/s/8skjmuck9k5zepr/LiftAnimation.wmv?dl=0

Market

The Total Addressable Market (TAM) for UpLyft™ has 2 major segments: home care and institutions.

Both channels combine for an estimated $19.6 billion TAM in the U.S. based on a $5,995 price in each segment. The global market is expected to be 4 times the U.S. market for a global TAM of $78.4 billion.

The U.S. home market dominates with over 3 million people requiring assistance getting into and out of bed daily. The U.S institutional market is estimated at 260,000 units based on the conservative assumption of 1 UpLyft unit for every 10 beds in a facility.

UpLyft™ has a Serviceable Addressable Market (SAM) in U.S. metropolitan cities of $10.7 billion which includes 1.6M people in U.S. homes and 163,000 institutional facility beds. The SAM assumes the same conservative 1 to 10 UpLyft unit per bed assumption for facilities.

The Serviceable Obtainable Market (SOM) and first order marketing strategy for UpLyft™ is U.S households in metropolitan cities which comprises $9.8 billion of the aforementioned SAM.

The current market opportunity for stairlifts is the most comparable benchmark for the U.S home target market for UpLyft™. Acorn Stairlifts (the leading vendor in the stairlift field) currently penetrates ~1% (71,000 units annually) of the 7.5M total addressable market of people in the U.S. that need assistance getting up and down the stairs daily in their home (Acorn in 2019 generated $280M Revenue, $25M EBITDA/Profit, and distributed $25M in dividends to its 100% founder/owner). When UpLyft™ reaches a commensurate ~1% annual market penetration in the U.S. home market, **this represents an ~$180 million annual revenue opportunity** (based on a $5,995 price and 30,000 units per year).

In the U.S. institutional segment (nursing homes, hospitals, assisted living facilities, rehabilitation centers), the TAM is approximately 260,000 units with a SAM of 143,000 in major metropolitan cities. As sales in this segment are expected to be in "bulk" capacity (e.g. 5-10 in a hospital, 20-50 for a multi-site nursing home chain owner) we estimate a potential 5 year annual market penetration of 2% or ~$33M* revenue based on 5,479 units at a $5,995 price point.

*Institutional healthcare is expected to garner a higher price (e.g. $20,000 price) for an industrial-grade extra-wide UpLyft™ system. **This price provides a ~$110M/year revenue opportunity for this segment**.*

Patents
UpLyft™ has twenty-one (21) different patents submitted, published, pending, or issued in the U.S. and throughout various major foreign countries. To date, Patent Cooperation Treaty (PCT) searches have found zero prior art.

With our patent estate, twelve (12) patents have been issued (3 in the U.S and 9 foreign) with the remainder either published (e.g. available for public review) or pending for issuance.

Some of our key patents issued include:

- Patient lifting apparatus, U.S. Utility, #10238565, 3/26/2019
- Patient lifting apparatus, Europe Utility, #3197416, 4/24/2019
- Curvable panel for patient lift, U.S. Design, D846744, 4/23/2019
- Curvable panel for patient lift, International Design, DM/094 811, 9/22/2017

Of our twenty-one (21) patent filings, nine (9) are utility patents and twelve are (12) design patents. Our utility patents provide the primary legal coverage against competitors by protecting our innovative concept, function, configuration, and specific claims related thereto.

A full docket of our patents, their description, and filing status can be provided upon request.

FDA Clearance
UpLyft™ is classified by the FDA as a Class II medical device that independent regulatory consultants have opined is Exempt from 510(k) market clearance filing as long as we maintain ISO13485 compliance with our manufacturing facilities and quality control systems throughout our customer service activities (e.g. product recall, self-reporting adverse events, corrective actions). UpLyft's executive management and contract manufacturing partner have extensive experience in successfully managing 510(k) market clearances with the FDA for complex medical systems. Our Use of Funds includes activities required to ensure FDA compliance.

Competitive Advantage
UpLyft™ is the only known patient transfer system that can meet the requirements of the new California law AB1136 "The Hospital Patient and Health Care Worker Injury Protection Act." Similar laws have been introduced at the federal level and enacted in eleven states. These laws generally "require the replacement of manual lifting and transferring of patients with powered patient transfer and lifting devices…". These laws will ultimately be major drivers in the hospital and nursing home markets.

As an adjunct to our patent positioning, the company maintains a core commitment to transcendent design and the use of "smart" technology to both maximize human connection and satisfy a patient's and caregiver's needs and desires in ways geriatric technology has historically fallen short.

Price
The direct-to-consumer home care price for UpLyft™ is $5,995 and includes delivery and training.

UpLyft™ is priced in-line with compatible at-home lifting equipment, which includes;
   A) Ceiling lifts ($8,000-$14,000)
   B) Portable floor lift hoists ($1,200-$9,500 for manual vs. battery powered)
   C) Stairlifts ($2,000-$5,000)
   D) Installation of FDA-cleared lifts, hoists and stairlifts ($2,000-$3,000) by 3rd party licensed installer

UpLyft™ integrates with existing ceiling mounted track lifts or portable floor lift hoists many times already owned by the patient (or facility) for use with existing soft cloth slings. The company plans to maintain a modest level of OEM hoist inventory if the customer needs to purchase one. A link summarizing various aspects of current lift systems and installation can be found here:

UpLyft™ pricing of ~$20,000 is expected after initial product rollout for institutional healthcare facilities (nursing homes, hospitals, assisted living facilities, rehabilitation centers) based on their need for an industrial-grade, UL-compliant, 300-600 pound weight-bearing UpLyft™ system. UpLyft's value for institutional healthcare customers is rooted in hospital's/skilled nursing's burgeoning workers compensation claim cost overages (costs that exceed policy limits) which can range from $27,000-$103,000 per hired nurse (Occupational Safety & Health Association "OSHA") with 25% of such injury costs directly caused from manually lifting patients (back and neck injuries are the most prevalent).

Cost
The cost of goods sold (COGS) to manufacture an UpLyft™ in the U.S. is currently ~$1,750 (raw materials, direct labor, indirect overhead etc.). The COGS is expected to be less than $1,000 per unit at production quantities of 1,000 or above. Other direct costs incurred to sell the product include sales, marketing and distribution. Direct sales costs or distribution partnerships will be considered against the effectiveness of our direct advertising campaigns, trade show costs, and traditional print media.

Competition
While the below listed companies sell an array of mobility equipment, none of them sell lift technology that can allow a person to self-transfer (without caregiver assistance) from a horizontal position in bed into their wheelchair (and vice versa).

   • Surehands (HandiMove) - https://www.surehands.com/home/
   • Liko (Hill-Rom) - https://www.hill-rom.com/usa/Products/Category/Patient-Handling/
   • Prism Medical - http://www.prismmedicalinc.com

As recently as March 2020, the company attended the Medtrade Home Medical Equipment Conference in Las Vegas, Nevada (the 2nd largest home care equipment conference in the U.S. annually) and did not see a single competitive "zero lifting" technology available for sale by a company at the show.

Reimbursement Strategy

For the home care market, UpLyft™ is following much of the same business model as [Acorn Stairlifts](#) (~$280M Revenue, ~$25M EBITDA in 2019) - a leading global manufacturer and seller of stairlifts. Acorn sells their equipment via a cash pay model with no Medicare reimbursement. This includes $2,500 to $5,000 for the purchase of a lift and an additional $2,000 to $3,000 out-of-pocket for installation.

We believe a non-reimbursable cash-pay purchasing dynamic for institutional healthcare buyers is also viable based on standard capital equipment purchasing budgets and programs (UpLyft™ is far below the price point of MRI/CT/X-ray equipment) and the direct correlation an UpLyft purchase and use program is expected to have in reducing workers compensation claim expense overages at facilities who have implemented an UpLyft™ zero-lifting solution.

As recently as June 2020, the company retained an insurance reimbursement specialist (BioMedical Strategies, Inc.) with four decades of experience in the medical insurance field. As a result of the engagement, we have identified a potential avenue for Medicare reimbursement via an existing HCPCS Code that UpLyft's product design and utility may comply for electric lifts. If successful with our planned application to DMEPOS for affirmative determination that UpLyft falls under this Code, Medicare would pay 80% of a capped rental rate of $1,000 per month for up to 13 months ($10,400). Such a coverage determination **would be anticipated to cause a multiplicative increase in company revenues and gross margins** via material increases in; a) UpLyft™ sales volume (via price sensitive consumers who otherwise would opt not to purchase if cash-pay only), b) UpLyft™ sales price by 73% (e.g. ~$10.4K vs. $6K), and c) gross margins by 94% ($8.25K vs. $4.25K). It generally takes 3-6 months for a coverage determination to be made after an application to DMEPOS is completed. *Note: A competing "sit-to-stand" electric lift was successful in getting coverage under this same HCPCS Code as recently as January 2020.*

This purchasing/clinical/budgetary benefit of UpLyft™ is something the company intends to demonstrate, clinically validate, and market to potential future customers. UpLyft's executive management has decades of experience in obtaining private payer insurance coverage for medical equipment prior to Medicare and/or Medicaid coverage being in place. The company will continue to retain health care reimbursement specialists for broader government insurance reimbursement of UpLyft™ for consumers and institutional buyers.

Marketing, Sales, Distribution

Initial marketing of UpLyft™ will be directed towards individuals for at home care. This market will initially be penetrated via direct reach television advertising (DRTV) program and targeted television media campaigns in select metropolitan areas. Our DRTV program will be supported by a robust e-commerce and digital marketing program that drives purchaser, patient, and caregiver awareness.

For the institutional setting, direct sales efforts initially will be directed to spinal cord injury rehabilitation hospitals and caregivers with purchasing authority. These institutions generally introduce their patients to the latest in home-care equipment and work with over 18,000 new patients every year.

Because UpLyft™ must be paired with a hoist, UpLyft™ will pursue cooperative agreements with hoist manufacturers. In addition, future partnering with a medical equipment manufacturer with established worldwide distribution may be desirable to reach the rest of the world.

Our sales model is rooted in a robust digital marketing and e-commerce strategy complimented by direct response television (DRTV) advertising and brand-awareness efforts within nurse and caregiver communities (as they can be the most influential "front line" promoters of UpLyft™ for consumers).

Our digital marketing, social media, outbound e-mail, brand awareness, e-commerce, and traditional marketing plan (focused on driving traffic to our website and call center) can be provided upon request.

Status
UpLyft™ has been designed and fabricated via a series of eight (8) different prototypes over a period of 3 years. Prototypes #6 and #7 have been evaluated in actual home use and Prototype #8 has completed various institutional healthcare demonstrations.

Working in collaboration with D&K Engineering ("D&K", San Diego, CA), a nationally recognized developer and manufacturer of medical device equipment, UpLyft™ has completed its Product Realization Plan (PRP) and has a comprehensive product development plan developed and scoped. The PRP is the initial overall planning task in meeting the ISO 9001, ISO 13485 (Medical Device Quality Management), and Good Manufacturing Practice requirements that the federal government (FDA) requires in qualifying and certifying medical devices for commercialization.

Plan/Tasks/Schedule/Funding
The plan for commercialization of UpLyft™ is built around core engineering, production, regulatory, and marketing/sales tasks. The company plans to be designated a "specifier of record" in accordance with FDA guidelines which permits the delegation of various Quality Control processes and procedures to our contract manufacturer. D&K maintains all necessary FDA/regulatory certifications and compliance procedures necessary to produce UpLyft™ on an ongoing basis and be our manufacturer of record.

The next step in our commercialization is to fund and complete the construction, field testing, and pre-marketing of 20 demonstration units that can be sold to customers. These 20 demonstration units, along with the feedback we receive and implement from customers regarding UpLyft™ functionality and use, will be incorporated into final production units that can be sold in masse to consumers and healthcare facilities.

An ~$2M capital infusion is budgeted to complete the above mentioned engineering and product development initiatives for 20 demonstration units, complete the manufacturing line build out of our final production units, and conduct initial marketing and sales activities. The deployment of this capital will help reduce industry-standard medical device manufacturing risks (e.g. qualifying suppliers, assembly instruction document creation, product recall standards) and maximize customer acceptance.

Investment Offering & Use of Funds
UpLyft™ is seeking a total of $2M in investment capital. The company is amenable to structuring the investment via two (2) tranches of $1M each. Enterprise value-accretive milestones include;

1. $750K   Final Engineering, Manufacturing, Regulatory, Initial Sales (12 months)
2. $1.25M   Sales, Marketing, Distribution ($900K) + Operations/G&A ($325K).

UpLyft's management team has an impeccable track record of capital efficiency in its previous ventures.

Financial Projections

Based on a selling price of $5,995 and a COGS of $1,750, UpLyft™ offers the potential for substantial profit and long term sales growth. Revenues and associated gross margins could be substantially higher if Medicare reimbursement (and subsequent private payor coverage) is awarded at $10,400 per unit or if our industrial grade extra-wide UpLyft™ system the institutional healthcare segment garners the $20,000+ price point we believe viable.

Annual sales volumes within the U.S. (both home care and institutional) are currently projected to total:

Year 1 - 70 units*
Year 2 - 1,160 units
Year 3 - 7,900 units
Year 4 - 12,640 units
Year 5 - 18,960 units

**Time required in Year 1 to build-up full scale production after securing $2M investment. This includes a first batch run of 20 saleable demonstration units in the first half of the year and second batch production run of 50 sales units intended for market/sale/installation in the second half of Year 1.*

Income Statement			Projected			
USD	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Units Sold	75	1,213	7,900	12,640	18,960	26,544
Revenue	**$449,625**	**$7,271,935**	**$47,360,500**	**$75,776,800**	**$113,665,200**	**$159,131,280**
Growth		*1517%*	*551%*	*60%*	*50%*	*40%*
Total COGS	$131,250	$2,206,750	$11,850,000	$18,012,000	$24,174,000	$31,852,800
% of Sales	*29%*	*30%*	*25%*	*24%*	*21%*	*20%*
Gross Profit	**$318,375**	**$5,065,185**	**$35,510,500**	**$57,764,800**	**$89,491,200**	**$127,278,480**
Margin	*71%*	*70%*	*75%*	*76%*	*79%*	*80%*
Operating Expenses						
Sales & Marketing	$228,194	$3,270,411	$27,152,460	$40,902,050	$61,838,115	$86,352,518
% of Sales	*51%*	*45%*	*57%*	*54%*	*54%*	*54%*
General & Administrative	$322,825	$1,220,950	$2,082,580	$3,355,692	$4,255,498	$5,484,035
% of Sales						
Research & Development	$1,161,640	$216,250	$2,011,000	$3,135,733	$4,519,667	$5,300,944
% of Sales						
Total Expenses	**$1,712,659**	**$4,707,611**	**$31,246,040**	**$47,393,475**	**$70,613,280**	**$97,137,497**
% of Sales	*381%*	*65%*	*66%*	*63%*	*62%*	*61%*
Operating Income	**$1,394,284**	**$357,574**	**$4,264,460**	**$10,371,325**	**$18,877,920**	**$30,140,983**
Operating Income as % of Sales		*5%*	*9%*	*14%*	*17%*	*19%*

Note: Projections are not guaranteed.

The UpLyft™ Program is projected to reach cash flow positive within 24 months of a $2M investment being secured. Revenues is estimated to eclipse ~$110M in Year 5 (based on the $5,995 price point) with EBITDA ranging from 15%-20% of revenues because of continued widespread utilization and scale of our direct-to-consumer digital marketing and sales infrastructure.

5 Year Detailed Pro-Forma Financial Projections can be provided to potential investors upon request

Team

Chairman, Founder, & Chief Technical Officer - Anton Simson (PhD-MIT, MBA-Wharton). Anton's background includes over 35 years of advanced program management. Anton holds multiple patents and is the co-founder of several companies with current commercial products.

Chief Executive Officer & President - Craig Misrach (MBA-Darden, CPA). Craig was most recently the 8+ year, Chairman, Founder & CEO of Freedom Meditech, a diabetes medical device company he led through FDA clearance, global commercialization, and cross-border M&A sale (2016, Sinocare Ltd.).

The company is also co-founded and advised by several additional engineering, manufacturing, and marketing professionals including;

- Todd Simson (BS-MIT) serves as our VP of Engineering and Production and brings 20 years of new R&D program experience.
- D&K Engineering (San Diego, CA) – contract manufacturing partner for UpLyft™. D&K has a renowned list of public and private medical diagnostic technology companies as clients.
- Kelly Jensen (MBA-Harvard) serves in a V.P. of Marketing role and has 25 years of experience in healthcare management and Home Medical Equipment marketing and distribution.
- Mark Bentley is our Director of Sales and brings over 18 years of sales industry expertise throughout North America.

UpLyft™ Prototype #7



**UpLyft™ is articulated to change from a seated position to a horizontal position.
The Finger Panels can be opened or closed in either position.**

NOTE: The best demonstration of UpLyft™ is via the following video link:

https://youtu.be/W4XkT24zzDY

fast forward to 2:30 for caregiver transfer

fast forward to 3:30 for self-transfer (MUST SEE)

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